Exhibit 21.1

LIST OF SUBSIDIARIES

As of March 22, 2016, the following entities are subsidiaries of The ExOne Company:

Name	Jurisdiction of Incorporation or Organization
ExOne KK	Japan

ExOne GmbH	Germany
MWT—Gesellschaft für Industrielle Mikrowellentechnik mbH	Germany
ExOne Italy S.r.l	Italy
ExOne Sweden AB	Sweden

ExOne Americas LLC	United States (Delaware)

ExOne Property GmbH	Germany